OGE Energy Corp.	PO Box 321
Oklahoma City, Oklahoma 73101-0321
405-553-3000
www.oge.com

June 18, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ellie Bavaria

Re:      OGE Energy Corp. Registration Statement on Form S-3 filed on June 17, 2008

           (Registration No. 333-151712)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, OGE Energy Corp. (the “Company”) respectfully requests that the Company’s Registration Statement on Form S-3 (Registration No. 333-151712), together with all exhibits, be withdrawn and that the Securities and Exchange Commission (the “Commission”) consent to such withdrawal.

The Company is a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933 and intended that the Registration Statement become automatically effective upon filing pursuant to Rule 462(e); however, the Registration Statement was not filed with the proper EDGAR codes to identify it as an automatic shelf registration statement. Accordingly, the Company is requesting the withdrawal of the Registration Statement with the intent of filing a properly-coded automatic shelf registration statement after receiving notice of the Commission’s consent to the requested withdrawal. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company also requests, in accordance with Rule 457(p) under the Securities Act of 1933, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you would please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement at your earliest convenience. The Company’s facsimile number is (405) 553-3760.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Jacob C. Tiedt of Jones Day at (312) 269-4357.

Very truly yours,
         OGE ENERGY CORP.

By: /s/ James R. Hatfield
         Name: James R. Hatfield
         Title: Senior Vice President and Chief Financial Officer